Investor Presentation August 1, 2019 Filed by Portman Ridge Finance Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: OHA Investment Corporation Commission File No. 814-00672

Important Information Forward-Looking Statements Statements contained in this Presentation (including those relating to the proposed transaction, the impact to OHA Investment Corporation (“OHAI”) and Portman Ridge Finance Corporation (“Portman Ridge” or “PTMN”) as a result of the proposed transaction and the portfolio strategy and expected composition of PTMN following the proposed transaction) that are not historical facts are based on current expectations, estimates, forecasts, opinions and beliefs, and may constitute “forward-looking statements,” which can be identified by the use of forward-looking terminology such as “may,” “will,” “should,” “expect,” “anticipate,” “target,” “estimate,” “intend,” “continue,” or “believe,” or the negatives thereof or other variations thereon or comparable terminology. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or forecasted in the forward-looking information or statements. Such factors that could cause actual results to differ include, but are not limited to, the following: (i) the failure to consummate, or a delay in consummating, the proposed transaction, (ii) the satisfaction or waiver of certain closing conditions specified in the definitive agreements relating to the proposed transaction, including the failure to obtain the requisite approvals from OHAI’s stockholders, (iii) that the proposed transaction may disrupt current plans and operations of PTMN and OHAI, (iv) failure to realize projected synergies, cost savings or other benefits of the proposed transaction and (v) the risks discussed in each of PTMN’s and OHAI’s filings with the Securities and Exchange Commission (the “SEC”), including each of their annual reports on Form 10-K and quarterly reports on Form 10-Q. Investors and security holders should pay close attention to the assumptions underlying the analyses and forecasts contained in this Presentation. The analyses and forecasts contained in this Presentation are based on assumptions believed to be reasonable in light of the information presently available. The forward-looking statements contained in this Presentation, including any underlying assumptions, speak only as of the date of this Presentation, and we undertake no obligation to update any forward-looking statements to reflect events, circumstances or new information after the date hereof. Additionally, in reviewing any past performance information contained herein, recipients should bear in mind that past performance is not necessarily indicative of future performance, the achievement of which cannot be assured. Additional Information and Where to Find It This Presentation is being made in respect of the proposed transaction between PTMN and OHAI, pursuant to which OHAI will merge with and into PTMN, an externally managed business development company managed by Sierra Crest Investment Management LLC (“Sierra Crest”), an affiliate of BC Partners LLP (“BC Partners”) (subject to the approval by the affirmative vote of a majority of the outstanding shares of OHAI common stock and the satisfaction or waiver of other customary closing conditions). In connection with the proposed transactions, including seeking to obtain the OHAI Stockholder Approval, each of OHAI and PTMN intends to file relevant materials with the SEC including a registration statement on Form N-14, which will include a proxy statement of OHAI and a prospectus of PTMN (the “Joint Proxy Statement/Prospectus”). Investors and security holders are urged to read the Joint Proxy Statement/Prospectus and any other documents filed with the SEC if and when such documents become available because they will contain important information about the proposed transactions. The Joint Proxy Statement/Prospectus, if and when available, will be mailed to stockholders of OHAI entitled to vote on the proposed transaction. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus and any other relevant documents filed with the SEC by the parties through the website maintained by the SEC at http://www.sec.gov. Participants in the Solicitation OHAI and its directors and certain of its executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of OHAI is set forth in its proxy statement for its 2019 Annual Meeting of Stockholders, which was filed with the SEC on April 22, 2019. No Offer or Solicitation This Presentation is not, and under no circumstances is it to be construed as, a prospectus or an advertisement and the communication of this Presentation is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in PTMN, OHAI or in any fund or other investment vehicle. Other Important Information All information and statements are stated as of August 1, 2019 unless, in each case, otherwise indicated. Under no circumstances should a recipient of this Presentation assume that such information has been compiled as of any time subsequent to such date. Certain information contained in this Presentation may have been obtained from published sources prepared by other parties. Such information is believed to be reliable, but has not been independently verified or audited. None of Sierra Crest, any of the other BC Partners entities, any of their associates or any of their respective directors, officers, employees, partners, members, agents, professional advisers, representatives or consultants (the “BC Partners Parties”): (i) makes any representation, warranty or guarantee, express or implied, as to the fairness, accuracy, completeness, reliability, reasonableness or currency of the information contained in this Presentation; or (ii) undertakes to provide any additional information or updates, or to correct any information or statements (including, but not limited to, forward looking statements), in this Presentation which it becomes aware were incorrect or incomplete at the date of this Presentation, or which subsequently become incorrect or incomplete, due to any subsequent event or as a result of new information, future developments or otherwise. No representative of Sierra Crest or BC Partners has authority to represent otherwise. To the maximum extent permitted by law, none of the BC Partners Parties will be responsible or liable whatsoever with respect to any use or reliance by any person upon any of the information contained in this Presentation (other than with respect to fraud on the part of such BC Partners Party). For the purposes of this Presentation, references to “BC Partners” mean BC Partners LLP; provided that, where the context requires, such term shall also include reference to the parent company of the BC Partners group, BC Partners Holdings Ltd and that company’s subsidiaries. Any statement referring to management or investment activity conducted by BC Partners is a reference to the actions of the manager of each of BC Partners’ funds acting upon the advice of BC Partners and is not a reference to BC Partners LLP or to any other entity which provides advice to such managers and, in particular, in relation to any Fund, is a reference to the actions of Sierra Crest, acting upon the advice of BC Partners. BC Partners LLP is authorized and regulated by the United Kingdom Financial Conduct Authority. Sierra Crest is registered as an investment adviser in the United States of America with the SEC. Investors and security holders should not construe the contents of this Presentation as legal, tax, accounting, investment or other advice. Each investor should make its own inquires and consult its advisors as to PTMN and OHAI and as to legal, tax, financial, and other relevant matters.

Executive Summary On August 1, 2019, OHA Investment Corporation (NASDAQ: OHAI) (“OHAI”) and Portman Ridge Finance Corporation (NASDAQ: PTMN) (“Portman Ridge” or “PTMN”) announced that they have entered into a definitive agreement under which OHAI will merge with and into Portman Ridge, an externally-managed business development company managed by Sierra Crest Investment Management LLC (“Sierra Crest” or the “Manager”), an affiliate of BC Partners Advisors L.P. (“BC Partners”) The transaction is the result of OHAI’s previously announced review of strategic alternatives and has been unanimously approved by the Special Committee of OHAI and Boards of Directors of each of OHAI (other than directors affiliated with OHAI’s investment adviser, who abstained from voting) and Portman Ridge Under the contemplated structure, the transaction will be done on a NAV-for-NAV basis Portman Ridge will deliver OHAI stockholders a combination of (i) newly issued PTMN shares valued at 100% of PTMN’s NAV per share and (ii) a minimum of $8mm of cash to be increased in order to limit the shares issued to 19.9% of PTMN’s outstanding shares Additionally, Sierra Crest has agreed to pay $3.0mm of cash directly to OHAI stockholders OHAI’s stockholders are expected to receive aggregate value per share (based on the net asset value per share of PTMN’s stock and the aggregate value of cash consideration) of approximately 108% of OHAI’s net asset value at the time of the closing of the transaction PTMN and OHAI stockholders are expected to benefit from the added scale and resources of a large asset management firm behind the Manager Access to enhanced sourcing capabilities Ability to speak for larger deals Ability to leverage off of the industry expertise and other resources of a large firm BCP Credit has an experienced management team and track record, extensive sourcing platform, and differentiated middle-market lending strategy BCP Credit intends to transition OHAI assets into a diversified portfolio of high-quality senior secured debt investments, with the goal of delivering strong and sustainable risk-adjusted returns to stockholders The proposed merger is subject to OHAI stockholders approval and expected to close in Q4 2019

Summary of Key Transaction Terms Management Agreement Payment to Stockholders Ongoing Equity Investment by Manager Additional Support from Manager Board of Directors BCP Credit will continue to be the investment manager of the combined company through the currently in place investment advisory agreement OHAI stockholders will receive a direct cash payment from BC Partners or its affiliate Cash payment expected to be $0.15 per share of OHAI common stock BCP Credit previously agreed to contribute all incentive fees actually paid for the first two years following the KCAP externalization to purchase newly-issued PTMN common stock at NAV (subject to an aggregate purchase cap of $10 million) As previously agreed to in connection with the KCAP externalization transaction, PTMN’s investment adviser will forego up to the full amount of the incentive fees earned by it in order to maintain a base level of NII for a 12 month period beginning the first day of the first quarter following the quarter in which BCP Credit became the manager of Portman Ridge No change is expected to the board composition, with the current board (composed of two ex-KCAP board members to ensure continuity, independents and two members from BC Partners) continuing its tenure Company Buyback Program Additionally, if the combined entity were to trade below 75% of NAV in the 12 months following the effective date of the transaction with OHAI, PTMN will implement a buyback program for up to $10 million

Compelling Transaction for PTMN & OHAI Stockholders Fully Integrated Platform with BC Partners Focused Investment Strategy Demonstrated M&A Ability Scale Benefits Stockholders of the combined entity will be able to access the full range of resources of a leading asset management firm Partnership with a large and growing credit business will enhance sourcing capabilities and provide the ability to access larger deals Access to industry diligence and expertise from across the firm Utilization of BC Partners’ broader resources, including relationships and institutional knowledge from over 30 years of private market investing It is our belief that a BDC focused exclusively on the middle market lending space will lead to better long term performance, a more stable NAV and a better trading multiple Target smaller capital structures which are insufficiently compelling for large funds Core Plus strategy allows the ability to capitalize on opportunities in non-sponsored and niche specialty verticals alongside Core corporate lending BC Partners has shown the ability to negotiate and execute a transaction within its first two quarters of taking over the management of Portman Ridge Ability to speak for larger deals Increased trading liquidity in the stock Access to lower cost financing Spreading of the public company costs across a larger AUM base For OHAI stockholders, access to lower fee structure Increased capacity for higher yielding, non-eligible assets Reduction of volatility impact of CLO equity Economic Benefits The transaction is expected to be NII accretive, as well as executing on PTMN’s consolidation plan discussed at the outset of the KCAP externalization transaction

Illustrative Transaction Analysis for OHAI Stockholders(1) 1 For purposes of this analysis, March 31, 2019 NAVs for OHAI and PTMN are being used, adjusted for estimated transaction expenses. 2.Through July 30, 2019.

Appendix

Current Portfolio (FMV as of 3/31/2019)1 Emphasis on Secured Lending 1 Improved Portfolio Credit Quality 2 Interest Coverage Wtd Avg Net Leverage Yield on Debt Portfolio: 11.9% Yield on Debt Portfolio: 11.0% 1 Percentages exclude Short-Term investments. 2. Source: Publicly available information, including SEC filings and quarterly earnings transcripts. Portman Ridge Overview March 31, 2012 June 30, 2016 March 31, 2012 June 30, 2016 Portman Ridge Finance Corporation (“Portman Ridge” or the “Company”), formerly known as KCAP Financial, Inc., is an externally managed business development company (“BDC”). On April 1, 2019, an affiliate of BC Partners Advisors L.P. (“BC Partners” or “BCP”) became Portman Ridge’s investment adviser. Additionally on April 1, 2019, Portman Ridge increased its Revolving Credit Facility by $10.0mm to $67.5mm. During his time at Apollo from 2012-2016, Ted Goldthorpe served as President and Chief Investment Officer of Apollo Investment Corporation (NASDAQ:AINV), an externally managed BDC, and initiated and led a strategic repositioning of the portfolio, deploying over $7 billion and expanding the portfolio to include a more diverse array of private market debt solutions Prior to the closing of the KCAP externalization transaction, Portman purchased or agreed to purchase $51.5mm of loans plus committed $25.0mm to a BCP joint venture. Going forward, Portman Ridge will continue to benefit from the broad BCP Credit platform to source and originate transactions Interest Coverage Wtd Avg Net Leverage Historical Experience: AINV Strategic Repositioning2

Views expressed are those of BCP Credit. 1 Anticipated portfolio construction provided for illustrative purposes only. BC Partners Differentiators While the increasing popularity of direct lending has gathered many headlines as of late, we believe the BC Partners Credit platform is differentiated on six key aspects Disciplined approach to fund size allows us to pursue the best risk-adjusted return opportunities Direct lending platforms may pass on compelling opportunities that may be too small to “move the needle” 5 Ability to serve as a strategic lender by sharing best practices from BC Partners’ private equity operations team and existing portfolio companies Stand-alone credit platforms cannot offer the same resources to borrowers as fully integrated firms 1 BC Partners Lending Platform has the capabilities to source and diligence opportunities regardless of company ownership A majority of direct lending platforms focus on sponsor-backed lending opportunities 3 Access to BC Partners broader resources including relationships and institutional knowledge from over 30 years of private market investing provides an edge in sourcing and diligence Stand-alone credit platforms do not benefit from knowledge sharing and idea generation across teams 4 Focus on portfolio company EBITDA of less than $50 million1 Many direct lending platforms have moved upmarket as the asset class has matured 2

BC PLATFORM Access to deal flow and sourcing through fully integrated model BCP Operations team supports our ability to add value to portfolio companies Utilization of BC Partners’ broader resources, including relationships and institutional knowledge from over 30 years of private market investing Highly experienced administrator, custodian and auditor relationships and robust policies concerning third-party valuation FLEXIBLE, DIFFERENTIATED STRATEGY Target smaller capital structures which are insufficiently compelling for large funds Core Plus strategy able to capitalize on opportunities in non-sponsored and niche specialty verticals alongside Core corporate lending Optimize exposures as the opportunity set changes Stockholders friendly fee and governance structure HIGH QUALITY UNDERWRITING Strong focus on balancing yield while mitigating the risk of principal impairment through financial and structural protection Experience with and ability to complete innovative and complex transactions Applies the same private equity style investment process employed for over 30 years at BC Partners DIVERSIFIED SOURCES OF DEAL FLOW Proactive sourcing model not reliant on one individual source or type of source Seek off-the-radar situations for bespoke solutions Develop proprietary, unbiased viewpoints on credit performance Origination and syndication capabilities allow for consideration of a wider range of transactions Exclusive unitranche partnership with a top lender to sponsor-backed middle-market companies EXPERIENCED INVESTMENT TEAM Ted Goldthorpe served as President of Apollo Investment Corporation (one of the largest publicly traded U.S. BDCs) and CIO of the sub-advisor to CION Investment Corporation (one of the largest private BDCs) Senior team members with strong track record managing assets throughout multiple credit cycles at best-in-class institutions including Goldman Sachs, Apollo and TPG Portfolio monitoring processes developed over 15+ years working with middle-market companies to include serving on corporate boards BC Partners Advantages

Full integration with the BC Partners platform provides an edge at every stage of the investment process 150+ employees 60+ PE investment professionals including 8-member Operations Team 9 Investor Relations professionals 38 Support professionals 12 Operating Advisors $21 billion in PE AUM across commingled funds and co-investment commitments $37 billion in annual revenue across current PE portfolio Broad Sector Exposure PE Deal Flow 200+ opportunities sourced, 3-4 investments completed per annum Resources include: Access to senior Operational experts Ability to provide borrowers with value-add initiatives including M&A assistance and BCP cost synergy programs Investment Committee includes Chairman of PE and firm COO Sector expertise from Investment Professionals, including Operations Team Rigorous PE-style diligence and underwriting Operating advisor and external network Industry and company insight from Private Equity deals reviewed Deal Sourcing & Screening Credit Review Investment Approval Monitoring & Value-Add Benefits of BC Partners Platform Integration with BC Partners Platform

Important Information Please be advised that the information presented in this Presentation is provided for illustrative purposes only and are intended to provide insight into the investment experience of the Manager and are not representative of the number and types of opportunities that will be available to PTMN, the opportunities that the Manager will consider suitable for investment by PTMN or the investments that will be made by PTMN, and it should not be assumed that PTMN will make comparable investments or that the Manager will be successful in identifying any investment opportunities similar to the hypothetical opportunities set forth in this Presentation in the future or otherwise be able to implement the PTMN’s investment strategy or avoid substantial losses. The actual investment portfolio of the PTMN may differ materially in terms of diversity, concentration and asset class, among other factors, from the allocations, strategies and themes provided in this Presentation. Moreover, the actual investments made by PTMN will be made under market conditions that cannot be anticipated with any certainty and there is no guarantee that if PTMN had been advised by the Manager during the period referenced, PTMN would have invested in any such opportunities or, if PTMN had made any such investments, that such investments would have been successful. Prior Track Record The Presentation describes two business development companies (“BDCs”) which were overseen by Ted Goldthorpe while employed at Apollo Global Management (“Apollo”), namely, Apollo Investment Corporation (“AINV”) and CION Investment Corporation (“CION”). During the period from February 2012 to August 2016, Mr. Goldthorpe served as President and Chief Investment Officer of AINV and as Chief Investment Officer of Apollo Investment Management which acted as the investment sub-advisor to CION, assisting in the process of identifying and recommending investment opportunities. In these capacities, Mr. Goldthorpe oversaw the investment activities of both AINV and CION. There can be no assurance that PTMN will be able to make similar investments, employ a similar investment strategy or achieve similar results as AINV or CION. While Mr. Goldthorpe was primarily responsible for overseeing the investment activities of AINV and CION during his employment at Apollo, other personnel (including those with senior responsibilities) of Apollo were also involved in such activities. In respect of CION, all investment recommendations made by Apollo Investment Management were subject to the approval of the investment Advisor of CION. Accordingly, stockholders should be aware that the Manager will not be comprised of all investment professionals of the investment teams at Apollo that were involved with AINV and CION, and that the characteristics of AINV and CION, and the market conditions under which they were operated, differed in certain respects from those applicable to PTMN.